SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 1-12356

DAIMLERCHRYSLER AG
(Translation of registrant's name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY
(Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.
Press Release: DaimlerChrysler disposes of EADS shares to investor consortium

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

        This document contains forward-looking statements that reflect our current views about future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions are used to identify forward looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the ability of the Chrysler Group to reduce costs, especially in light of restructuring activities underway at some of our major competitors in the NAFTA region, and to respond to shifts in market demand towards smaller, more fuel efficient vehicles; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial impact of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading "Risk Report" in DaimlerChrysler's most recent Annual Report and under the headings "Risk Factors" and "Legal Proceedings" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward looking statements. Any forward looking statement speaks only as of the date on which it is made.

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DAIMLERCHRYSLER

Press Information
Contact Thomas Froehlich	Telephone +49 (0) 711/17-41361	Date February 9, 2007

DaimlerChrysler disposes of EADS shares to investor consortium

  •
  Agreement covers reduction from 22.5% to 15% of EADS stake

  •
  DaimlerChrysler to retain its present voting rights

  •
  Balanced corporate governance between major shareholders remains intact

  •
  Cash inflow in the magnitude of €1.5 billion in 2007

        Stuttgart — DaimlerChrysler today reached an agreement with a consortium of private and public-sector investors by which it will effectively reduce its shareholding in EADS from 22.5% to 15% as planned, while maintaining the balance of voting rights between Germany and French controlling shareholders.

        DaimlerChrysler has placed its entire 22.5% equity interest in the European Aeronautic Defence and Space Company (EADS) into a new company, in which the consortium of investors will acquire a one-third interest through a special-purpose entity. This effectively represents a 7.5% stake in EADS.

        In return for granting the indirect shareholding in EADS, DaimlerChrysler will receive approximately €1.5 billion, with a corresponding effect on DaimlerChrysler's cash flow. The transaction will be executed in the first quarter of 2007. As compensation for the indirect ownership of EADS shares, the investors will receive from DaimlerChrysler a preference dividend on the 7.5% indirect investment of 175% of the normal EADS dividend.

        DaimlerChrysler has the option of dissolving the new structure on July 1, 2010 at the earliest. If the structure is dissolved, DaimlerChrysler has the right either to provide the investors with EADS shares or to pay cash compensation. If EADS shares are provided, the German State, and the French State and Lagardère through Sogeade, will be entitled to preempt such EADS shares to retain the balance between the German and the French side.

        DaimlerChrysler will continue to control the voting rights of the entire 22.5% package of EADS shares. The structure of this transaction underscores DaimlerChrysler's links with EADS as one of its industrial partners and its main German shareholder.

        This agreement has been coordinated with the German Government as well as with the French State and Lagardère through Sogeade; SEPI, EADS's Spanish shareholder, has been consulted with. The DaimlerChrysler Supervisory Board has also approved the transaction.

        The investor consortium comprises 15 investors, 7 from the private sector and 8 from the public sector. The private-sector investors will acquire 60% of the total investment volume, while the public-sector investors will acquire 40%.

        The private-sector investors are Allianz, Commerzbank, Credit Suisse, Deutsche Bank and Goldman Sachs, which will each acquire 10% of the shares in the special-purpose company, as well as Morgan Stanley and Sal. Oppenheim, which will each acquire 5%.

        The public-sector investors are the KfW banking group with 13% of the special-purpose company, HGV Hamburger Gesellschaft für Vermögens — und Beteiligungsverwaltung (state of Hamburg) with 10%, Hannoversche Beteiligungsgesellschaft (state of Lower Saxonia) with 5%, Bayerische Landesbodenkreditanstalt, Anstalt der Bayerischen Landesbank and LfA Förderbank Bayern with 3.5% and 1.5% respectively, Landesbank Baden-Württemberg and the Landeskreditbank Baden Württemberg — Förderbank (L-Bank) with 2.5% each, and the Bremer Investitions-Gesellschaft (state of Bremen) with 2%.

        Commerzbank, Deutsche Bank, Goldman Sachs and KfW have played the role of lead investors, representing the entire group of investors in the structuring of the transaction.

        The first 7.5% reduction in DaimlerChrysler's shareholding in EADS that was announced in April 2006 has meanwhile been completed, and resulted in a cash inflow for DaimlerChrysler of approximately €2 billion.

        The impacts of both transactions on DaimlerChrysler's net income will be announced with the disclosure of the results for the first quarter of 2007.

        Further information from DaimlerChrysler is available on the Internet at: www.media.daimlerchrysler.com

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG
By:	/s/ ppa. Robert Köthner Name: Robert Köthner Title: Vice President Chief Accounting Officer
By:	/s/ i.V. Silvia Nierbauer Name: Silvia Nierbauer Title: Director

Date: February 9, 2007